Mail Stop 4561

September 20, 2007

D. Anthony Peay, Chief Financial Officer
Union Bankshares Corporation
212 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

Re: **Union Bankshares Corporation
Form 10-K for Fiscal Year Ended
December 31, 2006
Response Filed September 7, 2007
File No. 000-20293**

Dear Mr. Peay:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

1.   We have reviewed your response to our prior comment 2. We note that the interest rate of the $10.6 million loan was adjusted downward as part of the loan modification. Modification of terms of a debt, such as a reduction of stated interest rate, is considered a troubled debt restructuring. Refer to paragraphs 5-7 of SFAS 15. Also, per paragraph 1 of this Statement, a creditor in a troubled debt restructuring involving a modification of terms shall account for the restructured loan in accordance with the provisions of SFAS 114. Please revise where appropriate to follow the SFAS 15 and SFAS 114 guidance for troubled debt restructurings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant